

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

<u>Via Facsimile</u>
Mr. Amit Meridor
Chief Executive Officer
Tefron Ltd.
28 Chida St.
Bnei-Brak 51371, Israel

  Re: Tefron Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2009
    Filed July 13, 2010
    File No. 001-14680

Dear Mr. Meridor:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       /s/Tia Jenkins

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel and
       Health Care Services